Exhibit 99.4

Profile and composition of the Supervisory Board

of ASML Holding N.V. (the “Company”)

This revised profile has been adopted by the Supervisory Board of the Company on January 21, 2015 ~~November 17, 2009~~. This profile may be amended and adjusted from time to time, as deemed necessary by the Supervisory Board.

1.	General

The profile, size and composition of the Supervisory Board should reflect the profile and the activities of the Company and its subsidiaries (“ASML”).

The bylaws of the Company dictate that the Supervisory Board shall consist of a minimum of 3 members or any larger number as determined by the Supervisory Board itself.

ASML is the technology leader in lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ. ASML employees serve chip manufacturers in more than 60 locations in 15 countries.

Considering the above, the Supervisory Board aims for an international and adequate composition reflecting the global activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social and legal aspects of international business, all as described in more detail below.

2.	Requirements for the profile of the Supervisory Board

a)	Expertise, knowledge and capacities of the Supervisory Board as a whole~~members~~

The Supervisory Board as a body aims to have the following areas of expertise:

•	extensive experience in the semiconductor or its supplying industry, as well as

•	leadership experience at board level in an international business environment

•	knowledge of the relevant markets;

•	knowledge of and experience in related technology;

•	knowledge of and experience with key industry executives;

•	knowledge of supplier / customer relationships;

•	extensive financial experience in an internationally operating company, including insight in the administrative processes and the internal control systems within a globally operating Company and knowledge of stock and financial markets;

•	national and international business experience;

•	knowledge of Corporate Governance and understanding of legal matters~~legal knowledge and experience~~, both national and international~~, including knowledge of Corporate Governance~~;

•	experience in social relationships, including knowledge of and experience in the area of human resources and employee participation;

•	experience / knowledge in the area of remuneration.

~~In addition, per the Memorandum of Understanding between ASML and the Committee on Foreign Investments in the United States (“CFIUS”) dated May 2, 2001, which MOU was entered into as a condition for the SVG acquisition, it is required to have a US citizen on the Supervisory Board, whose appointment is subject to US government approval.~~

b)	Personal qualities of the individual Supervisory Board members

Each of ~~T~~the individual members of the Supervisory Board should have the following qualities:

•	independent thinking;

•	team player with a well developed aptitude for collaboration and communication;

•	ability to constructively challenge other’s views and open to being challenged on own views;

Profile SB ~~2009 (adopted on November 17, 2009)~~

•	-senior managerial experience with ability to contribute to the shaping and evolution of the Company’s strategy~~;~~

•	breadth of experience that enables proper understanding of and contribution to the Company;

•	sound critical judgement, commercial common sense and decisiveness;

•	results & performance focus;

•	an entrepreneurial attitude;

•	at least some “feel” for technology as well as finance/business and willingness to further enhance own understanding in these areas (where applicable);

•	internationally oriented, including a good working knowledge of the English language;

•	high integrity, not subject to conflicts of interest, ~~particularly at the time of appointment;~~

•	appropriate time commitment and scheduling flexibility (to allow proper preparation, occasional travel and attendance of meetings).

In case of vacancies, the Supervisory Board will ensure that such persons are nominated that the qualifications listed under 2a) and 2b) are reflected sufficiently in the composition of the Supervisory Board; the Supervisory Board will strive for meeting the requirements as mentioned in the articles 2.3 and 2.4 of the Supervisory Board’s Rules of Procedure.

3.	Diversity

Recognizing the increasing importance of leveraging different points of view from amongst its members, ~~T~~the Supervisory Board aims for a diverse composition in areas that are relevant for ASML, such as nationality, experience and background. Also gender and age are being considered when selecting a candidate for a vacancy.

~~To be more specific w~~With respect to nationality, the Supervisory Board~~’s~~ aspires to have members from all regions where ASML has a presence (Asia, Europe, US). This aspiration may not be easy to fulfil due to practical implications. ~~In addition, the qualifications of the candidate and the requirements for the position to be filled shall prevail.~~

With respect to gender, the Supervisory Board strives to have a composition representing at least 30% of either gender at any time. ~~When nominating a candidate for appointment however, the qualifications of the candidate, as well as the requirements for the position to be filled, shall prevail.~~

With respect to age the Supervisory Board strives to have a composition representing a spread over age generations. In addition, ~~A~~any (re)appointments of persons aged 70 or above will be for two year periods.

4.	Other

a)	The Supervisory Board aims to comply with applicable corporate governance requirements, including those with respect to director independence, in the Netherlands and the U.S., as well as applicable Nasdaq and Euronext Amsterdam rules, to ensure a critical and independent judgement in carrying out their responsibilities as a Supervisory Board member. This means that the Supervisory Board aims for a composition of the Supervisory Board whereby all members are independent, with the exception of a maximum of one member. Circumstances could cause the Supervisory Board to (temporarily) deviate from this independence criterion.

b)	The Supervisory Board, nominating candidates for appointment to the Supervisory Board will take care that the nominees have the confidence of the General Meeting of Shareholders. Furthermore, the Supervisory Board shall observe the rights of the Works Council with respect to the nomination procedure of Supervisory Board members.

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